Exhibit (a)(1)(B)

SANMINA – SCI

2700 North First Street, San Jose, CA  95134

INTERNAL MEMORANDUM

DATE:	March 19, 2007

TO:	All Eligible U. S. Employees

FROM:	Jure Sola, Chairman and CEO

SUBJECT:	Stock Option Exchange Program

I am very pleased to announce that after careful consideration, Sanmina-SCI’s Board of Directors has approved a voluntary Stock Option Exchange Program for its employees.  This program will allow employees who received certain stock option grants (as discussed in the attached documents), the opportunity to exchange those options for replacement stock options at the fair market value at the close of trading on the last day of the Stock Option Exchange Program (expected to be April 16, 2007).  I believe this program is an important indication of Sanmina-SCI’s commitment to the financial success of its employees.

We recognize that our employees are the most vital component of the Company’s overall success and are proud of how the Sanmina-SCI team has worked through the challenging economic times of the past several years.  Now that market conditions have improved and the major challenges are behind us, Sanmina-SCI has never been in a better position to grow and compete in the global marketplace. We are optimistic about our market opportunity and confident in our ability to execute.  I am personally committed to doing everything in my power to help Sanmina-SCI become the most profitable EMS Company in the industry. With your continued hard work and support, we can deliver great results that will maximize our shareholder value.

Enclosed are details outlining the terms and conditions of the Stock Option Exchange Program.  Please review these materials very carefully so that you can make an informed decision on whether or not to participate in the program.